UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

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TENARIS S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

001-31518

(Commission File Number)

N/A

(IRS Employer Identification No.)

26, Boulevard Royal, 4th floor,

L-2449 Luxembourg

(Address of principal executive offices)

Javier Cayzac

26, Boulevard Royal, 4th floor,

L-2449 Luxembourg

Tel. + (352) 26 47 89 78, Fax. + (352) 26 47 89 79, e-mail:

jcayzac@tenaris.com

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani	Robert S. Risoleo, Esq.
Mitrani Caballero & Ruiz Moreno	Sullivan & Cromwell LLP
Bouchard 680, 12th Floor (C1106ABJ)	1700 New York Avenue N.W. Suite 700
Buenos Aires, Argentina	Washington, DC 20006-5215
(54 11) 4590-8600	(202) 956-7500

________________________

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240 13p-1) for the reporting period from January 1 to December 31, 2019.

Introduction

Tenaris S.A., together with its subsidiaries (collectively, “Tenaris”), is a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Tenaris’s customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Tenaris’s principal products include seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes. The majority of Tenaris’s seamless steel pipe products are manufactured in integrated steel making operations using the electric arc furnace route, with the principal raw materials being steel scrap, direct reduced iron, hot briquetted iron, pig iron and ferroalloys. Tenaris’s welded steel pipe products are processed from purchased steel coils and plates. Only a negligible portion of Tenaris’s products contain or may contain conflict minerals.

Item 1.01 Conflict Minerals Disclosure and Report

During 2019, Tenaris has manufactured or contracted to manufacture certain products, the production or functionality of which may require conflict minerals, as defined in Item 1.01(d)(3) of Form SD, 17 CFR § 249b.400 (“Form SD”). Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”), Tenaris has filed this specialized disclosure form on Form SD.

Conflict Minerals Disclosure

Tenaris has, in good faith, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether its products contain conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”). A description of Tenaris’s RCOI follows:

•	Tenaris implemented a Policy for Compliance with Conflict Minerals Reporting Requirements (the “Policy”), which has three main purposes:

•	ensuring that Tenaris is able to determine on a consistent and regular basis the origin of any conflict minerals contained in its products;

•	providing accurate and truthful information regarding its use of conflict minerals to customers requesting such information; and

•	making informed decisions regarding the purchase of products from its direct suppliers containing conflict minerals originating in the Covered Countries.

•	The Policy includes a form (the “RCOI Form”) Tenaris uses annually to determine whether conflict minerals necessary to the functionality or production of products manufactured by Tenaris (or contracted by Tenaris to be manufactured), if any, may have originated in a Covered Country. The RCOI Form was distributed to Tenaris’s direct suppliers whose products may contain conflict minerals. Such RCOI Form:

•	provides overall background information on the Conflict Minerals Rule;

•	includes questions designed to determine whether or not a given supplier supplies conflict minerals to Tenaris;

•	includes questions regarding whether such conflict minerals, if any, originate from a Covered Country;

•	describes possible additional requirements or specific due diligence procedures; and

•	requires certain acknowledgments from direct suppliers.

•	In addition to the RCOI Form, the Policy includes conflict-minerals-free-sourcing clauses, which have been included in Tenaris’s General Terms and Conditions for the Purchase of Goods and Services. Tenaris makes reasonable efforts to have the clauses included within agreements with Potential Conflict Minerals Suppliers (as defined below). The clauses include:

•	a representation and warranty from the relevant supplier in favor of Tenaris to the effect that none of the products, parts or materials delivered to Tenaris contain or will contain conflict minerals originated from a Covered Country;

•	an agreement from the supplier to provide, upon Tenaris’s request, any document or information that evidences the accuracy of the representation and warranty referred to above; and

•	a commitment from the relevant supplier immediately to inform Tenaris if the supplier learns or has reason to believe at any time that the representation and warranty referred to above ceases to be true and correct.

•	Tenaris’s products and direct suppliers are assessed from time to time in order to identify (i) products likely to contain conflict minerals and (ii) suppliers of conflict minerals or products (including raw materials) that may contain conflict minerals. Following each assessment, all direct suppliers of conflict minerals or products that may contain conflict minerals so identified (each, a “Potential Conflict Minerals Supplier”) were contacted and requested to complete and certify the RCOI Form.

•	All responses to the RCOI Form were reviewed by Tenaris, and, as necessary, the Potential Conflict Minerals Suppliers were requested to provide additional information or clarifications. The Potential Conflict Minerals Suppliers were also requested to inform Tenaris immediately of any changes occurring after the date of their responses to the RCOI Form that might affect the completeness or accuracy of their responses. A contact person was assigned for follow-up purposes.

•	Through the procedures described above in 2019, Tenaris identified and surveyed 38 (thirty-eight) Potential Conflict Minerals Suppliers. Up to the date hereof more than 95% of the surveyed Potential Conflict Minerals Suppliers have confirmed that none of their products (including raw materials) contain conflict minerals originated from a Covered Country.

Based on the information currently available to it through the procedures discussed above, Tenaris has no reason to believe that any products manufactured by Tenaris (or contracted by Tenaris to be manufactured) contain conflict minerals necessary to the functionality or production of such products that originated from a Covered Country.

We note that our RCOI can provide only reasonable, not absolute, assurance regarding the source and chain of custody of any products that may contain conflict minerals. Under our RCOI processes, we request data from our direct suppliers and those direct suppliers request similar information within their supply chains to identify the original sources of any necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud. Another complicating factor is the unavailability of country of origin and chain of custody information from our direct suppliers on a continuous, real-time basis. The supply chain of commodities such as conflict minerals is a multi-step process, operating more or less on a daily basis, which involves smelters, refiners, shippers, traders and distributors. Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers to gather and provide specific information about the origin of any conflict minerals (or products containing conflict minerals) supplied to us. We seek sourcing data on an annual basis from our direct suppliers, we ask that the data cover the entire reporting year, and we seek to use contract provisions requiring the direct suppliers to promptly update us in the event that the sourcing data changes.

The information provided under this “Conflict Minerals Disclosure” section can be found on Tenaris’s website, accessible at

https://ir.tenaris.com/financial-and-sustainability-reports/reports.

Additional Policies and Procedures

•	During the reporting period for the year ending December 31, 2020, we are continuing to engage in the activities described above.

•	Should any Potential Conflict Minerals Suppliers inform Tenaris that the products (including raw materials) supplied by it may contain conflict minerals originating from any of the Covered Countries, Tenaris will undertake further and specific due diligence to determine if the conflict minerals delivered to Tenaris have or may have directly or indirectly financed or benefited armed groups in the Covered Countries.

•	In conducting such specialized due diligence, Tenaris intends to implement general standards of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition). Among other documents, evidence and representations, as the circumstances may warrant, Tenaris would request any relevant supplier to provide:

•	a clear and detailed description of the supply chain and chain of custody of the conflict minerals supplied to Tenaris;

•	a clear and thorough description of the procedures adopted by the supplier in order to verify that any sub-suppliers identified in the supplier’s supply chain do not provide conflict minerals originating in a Covered Country;

•	a copy of the policies and procedures adopted by the supplier (and those adopted by the supplier’s sub-suppliers in the applicable supply chain) concerning traceability and compliance with the Conflict Minerals Rule;

•	supporting evidence of the procedures adopted and due diligence conducted by the supplier (including, without limitation, affidavits, declarations and information obtained from the supplier’s supply chain and other suppliers’ internal reports); and

•	identification of the facilities, mines or locations where the conflict minerals supplied to Tenaris are processed or extracted.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TENARIS S.A.

By: /s/ Alicia Mondolo Date: May 29, 2020

Name: Alicia Mondolo

Title: Chief Financial Officer